Exhibit 99.1

Press Release

Kornit Digital

12 Ha’Amal St., Afek Park,

Rosh-Ha’Ayin 4809246, Israel

Tel: +972.3.908.5800

www.kornit.com

Investor Contact

Andrew G. Backman

Global Head of Investor Relations

andrew.backman@kornit.com

Fashion and Sport Industry Innovator and Advocate Stef Strack Joins Kornit Digital

Voice in Sport, Rag & Bone, and long-time Nike executive brings unique insights on digital transformation, product, brand and direct to consumer strategies

October 21, 2021, Rosh Ha’ayn, Israel – Kornit Digital Ltd. (NASDAQ: KRNT), a worldwide market leader in digital textile production technologies, announced today it has appointed Stef Strack as a strategic advisor to the Company and Board of Directors. The Company plans to subsequently nominate Ms. Strack for election to the Board at Kornit’s 2022 Annual Shareholder Meeting.

Ms. Strack brings 18 years of global leadership experience in the fashion and sport industries and currently advises global leading brands on digital transformation, product, brand, innovation, marketing and direct to consumer (DTC) strategies.

Ms. Strack is also founder and Chief Executive Officer of Voice in Sport, a global digital sport company for female athletes whose mission is to elevate women’s voices in sport by advocating for inclusion, diversity, and equality.

Previously, Ms. Strack was the Chief Executive Officer of fashion house Rag & Bone, whose brand became synonymous with innately wearable clothing that innovatively melded classic tailoring with an edgy yet understated New York aesthetic.

She also held various leadership positions at Nike, including Vice President and General Manager of the company’s DTC initiative on Speed to Market, called Express Lane, as well as General Manager of Nike Skateboarding and Nike Training.

Kornit Digital’s Chief Executive Officer, Ronen Samuel, commented, “We are pleased to welcome Stef as an advisor to the Company and as a prospective member of our Board of Directors. Her highly relevant experience and strong track record of helping top brands transition to digital and increase their speed to market will be invaluable to our team as we continue to execute on our vision of transforming the fashion industry with sustainable on-demand fashion.”

Ms. Strack commented, “I am excited to join the Kornit team and provide new insights and perspectives as the Company continues to take the leading role in transforming the massive textile industry, an industry that is in desperate need of accelerating its digital transformation and the mass adoption of sustainable, on-demand production.”

Ms. Strack’s engagement commenced on October 15, 2021.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashion and textile production technologies. The company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.